EXHIBIT 99.1

News Release dated April 1, 2015, Suncor Energy provides update on cost management program and operations

News Release

FOR IMMEDIATE RELEASE

Suncor provides update on cost management program and operations

Calgary, Alberta (Apr. 1, 2015) – Suncor Energy today provided an update on its progress on cost management measures in response to the low crude price environment, as well as an update on operations.

Since the cost management program was announced in January, the company has made significant progress on its cost reduction initiatives.  Suncor now expects that the $600 million to $800 million in operating budget reductions will be substantially realized in 2015, ahead of the previously projected two-year period.  These reductions will begin to be reflected in first quarter costs. As well, the company’s effort to reduce its workforce by 1000 positions is largely complete.

“Prudent cost management was a central focus for us well before the downturn in crude prices,” said Steve Williams, president and chief executive officer. “It remains so today, and is helping to maintain the strength of our balance sheet and effectively position the company both now and for the future.”

Suncor confirmed it is on track to achieve the $1 billion reduction in its 2015 capital budget, while maintaining progress on key growth projects already in construction, including Fort Hills and Hebron.

“Through the combination of deferring non-essential capital projects and working with suppliers and contractors to improve our capital efficiency, we’ve been able to significantly reduce our spending, while continuing to fund our key sustaining and growth initiatives,” said Williams.

The company also reported strong operational performance to March 31, 2015, including overall daily production averaging approximately 598,000 barrels of oil equivalent per day (boe/d), excluding production from Libya.  Production at Oil Sands and In Situ (excluding Syncrude) averaged approximately 440,000 barrels per day (b/d), including approximately 346,000 b/d of synthetic crude oil (“SCO”).  The Exploration and Production group produced approximately 123,000 boe/d for the same period, excluding production from Libya.  Overall production numbers reflected a quarter with high reliability and minimal planned maintenance.  In Refining & Marketing, refinery average utilization remained strong at 95%.

“Our journey towards operational excellence continues and we’re encouraged by the results to date,” said Williams. “We will continue to focus on reliable, safe and environmentally responsible operations and delivering value to shareholders.”

Suncor’s 2015 annual corporate guidance remains unchanged and is available on its website at www.suncor.com.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements.

Forward-looking statements in this news release include references to: Suncor’s expectation that the $600 million to $800 million in operating budget reductions will be substantially realized in 2015, ahead of the previously projected two year period; Suncor’s expectation that these reductions will begin to be reflected in first quarter costs; Suncor’s belief that it is on track to achieve the $1 billion reduction in its 2015 capital budget, while maintaining progress on key growth projects already in construction, including Fort Hills and Hebron; and Suncor’s focus on reliable, safe and environmentally responsible operations and delivering value to shareholders.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of taxes or changes to fees and royalties, such as the Notices of Reassessment (NORs) received by Suncor from the Canada Revenue Agency, Ontario, Alberta and Quebec relating to the settlement of certain derivative contracts, including the risk that: (i) Suncor may not be able to successfully defend its original filing position and ultimately be required to pay increased taxes, interest and penalty as a result, and (ii) Suncor may be required to post cash instead of security in relation to the NORs; and changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; outages to third-party infrastructure that could cause disruptions to production; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information systems by computer hackers or cyberterrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company’s risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property or related property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor’s control that are customary to transaction of this nature; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Suncor’s Management’s Discussion and Analysis, Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated February 26, 2015, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by e-mail request to info@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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